TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288


                                 March 17, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.

Washington, DC 20548

Attn:    Kyle Moffat
         Accountant Branch Chief

         RE:      VOLT INFORMATION SCIENCES, INC.
                  FILE NO. 1-09232

Dear Mr. Moffatt:

         Reference is made to your letter dated as of March 9, 2006 (the "Comment Letter") to James Groberg, Chief Financial Officer of our client, Volt Information Sciences, Inc. (the "Company"), concerning the staff's comments following its review of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2005 (the "Report").

         This letter confirms that, on March 17, 2006, the Company contacted Inessa Berenbaum, a Staff Accountant, requested a 10 business day extension to the response deadline stated in the letter and that Ms. Berenbaum granted such request.

                                       Sincerely,

                                       /s/ Richard Reich_
                                       ------------------

                                       Richard Reich, Esq.

cc:      Inessa Berenbaum, Staff Accountant
         Jack Egan, CFO

      ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND
               o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.